

Braskem

Immediate Release

Braskem
A World-Class Brazilian Petrochemical Company

BOVESPA: BRKM5
NYSE: BAK
LATIBEX: XBRK

www.braskem.com.br

For more information, visit our website at www.braskem.com.br/ir or contact our IR Department.

Contacts:

Luiz Henrique Valverde
Investor Relations Director
Tel: (55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
Investor Relations Manager
Tel: (5511) 3443 9178
luciana.ferreira@braskem.com.br

Braskem announces tender offer for outstanding 12.50% Notes due 2008 and proposed offering of new notes

São Paulo, August, 29, 2006 --- **BRASKEM S.A.** (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and the second largest Brazilian privately-owned industrial company, announces to the market that it has commenced a cash tender offer for any and all of its outstanding US$ 275 million principal amount of 12.5% Notes due 2008. The tender offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase that is being distributed to holders of the 12.50% Notes due 2008.

Braskem's Board of Directors has also approved an offering that Braskem expects to commence in September 2006 of up to US$ 275 million principal amount of new notes in the international market. The net proceeds of the offering will be used principally to fund the purchase of the 12.50% Notes due 2008 tendered in the tender offer. Braskem will offer the new notes only to qualified institutional buyers pursuant to Rules 144A under the Securities Act of 1933 and to non-U.S. persons under Regulation S under the Securities Act.

Paul Altit, CFO and investor relations director of Braskem, said "Braskem is conducting the tender offer and proposes to issue the new notes in the expectation that these transactions will extend the maturity profile of Braskem's indebtedness and reduce the cost of its financing."

The new notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell the 12.50% Notes due 2008. The tender offer is made only by the Offer to Purchase.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian-owned private industrial company. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.